UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated April 15, 2021, titled “ABB issues trading update following better‑than‑anticipated performance in Q1”.

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ZURICH, SWITZERLAND, APRIL 15, 2021

ABB issues trading update following better‑than‑anticipated performance in Q1

ABB is publishing preliminary information on its first-quarter 2021 results, which according to the information available to the company, is better than the latest company guidance and current market consensus. The preliminary results were driven by a stronger-than-anticipated market development, especially during the last weeks of March, and relates primarily to the short-cycle business. Quarterly demand is likely to have been supported by customer stock-building activities related to both component availability constraints and rising commodity prices in the industry.

Preliminary results for first quarter 2021:

($ millions, unless otherwise indicated)			Change
	Q1 2021	Q1 2020	US$	Comparable[1]
Orders	~7,750	7,346	~+6%	~+1%
Revenues	~6,900	6,216	~+11%	~+7%
Operational EBITA[2], %	~13.5%	10.2%	~+330 pts

On the back of recent market developments, ABB is raising its revenue guidance for full year 2021 outlook and now anticipates comparable revenue growth of ~5% or higher (previously: comparable revenue growth to be broadly in line with its long-term target range), including an anticipated recovery in the process industry related part of the business during the second half of the year.

ABB will publish its full first quarterly results on Tuesday, April 27, 2021 at 07:00 a.m. CEST. Prior to that, the company will not provide additional information on its financial results for the period.

This is information that ABB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out below, at 06:45 a.m. CEST on April 15, 2021.

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries.

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1    Comparable growth rates presented above primarily exclude impacts on reported growth from changes in exchange rates. For a definition of Comparable growth rates see the Q4 and full-year 2020 “Financial Information” under “Quarterly results and annual reports” on our website at www.abb.com/investorrelations.

2    For a definition of the operational EBITA see the Q4 and full-year 2020 “Financial Information” under “Quarterly results and annual reports” on our website at www.abb.com/investorrelations.

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ABB ISSUES TRADING UPDATE FOLLOWING BETTER-THAN-ANTICIPATED PERFORMANCE IN Q1

Important notice about forward-looking information

This press release includes forward-looking information and statements. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, and are generally identifiable by statements containing words such as “anticipates”, “guidance,” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could affect our ability to achieve any or all of our stated targets. Factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Ann-Sofie Nordh Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 15, 2021.	By:	/s/ Ann-Sophie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: April 15, 2021.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance